MANAGEMENT’S DISCUSSION & ANALYSIS – 2008 THIRD QUARTER

Introduction

This MD&A has been prepared by management and reviewed and approved by the Audit Committee at November 13, 2008. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto for the quarter ended September 30, 2008. The information provided herein supplements but does not form part of the quarterly financial statements.  This discussion covers the quarter and the subsequent period up to the date of this MD&A.  All dollar amounts are stated in United States dollars.

Business of the Company

The principal business of the Company is the development of the Bisha Project in Eritrea, located in northeast Africa. Development activity on Bisha is well underway.

Nevsun is listed for trading on both the TSX and AMEX (now called the NYSE Alternext US) stock exchanges under the symbol NSU.

Outlook

The Company’s strong cash position ($47 million at September 30, 2008), together with significant Eritrean government support and the recently announced $89 million debt finance commitment has provided the Company with the impetus to continue its development of the $250 million Bisha Project.

The Company will proceed with the Industrial Development Corporation of South Africa (IDC) as its lead banker and secure the remaining lending group for debt to be drawn during 2009.

Site project activity will continue with excavations for foundations and plant construction. Site clearing commenced in September and key equipment was ordered earlier this year. As at September 30, 2008, approximately 20% of the project expenditure requirement had been either spent or orders placed.

Production is scheduled to commence in Q2 2010.

Project Economics (low metals price assumption)

High returns and quick capital payback highlight the economic strength of the Project. Low site operating costs throughout the projected mine life result in Bisha being particularly robust and the strengthening of the US dollar will also improve the economics further regarding both capital and operating costs. Due to the volatility in metals prices over recent weeks, management presents below a low metals prices projection(1):

IRR - 42%

Payback – 1.6 years

Life of mine net after tax cash flow - $440 million.

(1) Assumptions

Low metals price scenario – Au $600, Cu $1.50, Zn $0.50, Ag $8

Preproduction capex – $250 million (June 2008, including contingency)

Milestones Achieved

October 2006

Feasibility Study completed by AMEC Americas

December 2006

Social and Environmental Impact Assessment (SEIA) completed by AMEC

January 2007

Tendering process for EPCM contractor initiated

June 2007

EPCM contractor selected (SENET) and preliminary engineering commenced

October 2007

State participation agreed. [10% free carried plus a 30% interest to be purchased at fair value by Eritrean National Mining Corporation (ENAMCO)]

December 2007

Mining and Stabilization agreements completed with Eritrean Government

January 2008

Mining license granted

February 2008

$25 million received from ENAMCO as a down payment on purchase price

February 2008

Orders placed for critical equipment  (long lead items, ball and SAG mills)

May 2008

$20 million received on sale of other Nevsun assets

August 2008

SENET mobilized to site; site clearing and heavy earth moving started

Sept 2008

Camp construction for 400 people advanced

October 2008

$89 million debt finance commitment received from Industrial Development Corporation of South Africa

The recent commencement of Site construction was undertaken by a local Eritrean contractor, SEGEN Construction, and supervised by the EPCM contractor, SENET of South Africa. Both have significant building experience, SEGEN in respect to major civil contracts and SENET with respect to several mines and mine expansion projects in various parts of Africa.

The Mining and Stabilization agreements were developed to ensure all critical bankability features are accommodated. The participation by the State in the Project is beneficial in many ways:

•

government support will help expedite all local requirements, reducing the risk of disruption;

•

ENAMCO provides its proportionate share of capital to build the mine (33.3%) and shares the risks of loan financing and over-run facilities.

•

cash contributions by ENAMCO provides the Company with some of its immediate capital funding requirements;

•

reduced political risk with ENAMCO as a major shareholder;

The Government is new to mining but is a beneficiary of the experiences of several developing countries, enabling it to avoid some of the pitfalls encountered by other jurisdictions with new revenue sources. The goods and services spin-offs from the mining industry are truly welcomed by Eritrea.

Highlights of the Project

Bisha is a high-grade gold, copper, zinc deposit that has an unusually strong economic return over a mine life of over 10 years. The top layer of the deposit is high-grade gold oxide material, lying at surface, that allows very quick payback of capital. The Project has the full support of the Eritrean Government, whose senior representatives are assisting Nevsun in expediting the Project.

Metal Production (Life of Mine)

-

1.06 million oz gold

(all payable)

-

749 million lb copper

-

1,093 million lb zinc

-

9.4 million oz silver

Production Schedule

-

+10 years open pit mine modeled at 2 Mt/year of ore production

-

years 1 and 2, average 431,000 oz Au and 702,000 oz Ag per year

-

years 3 to 5 average approximately 170 million lb Cu per year plus precious metal credits

-

years 6 to 10 average approximately 220 million lb Zn plus 40 million lb Cu per year plus precious metal credits

CAPEX

-

pre-production capex approximately $250 million

-

expansion capital (funded by operations) $115 million

Operating Cost

-

life of mine approximately $33/tonne of ore milled, excluding royalties

Note – CAPEX and Operating Cost are updated to June 2008 and continue to be good estimates. CAPEX includes a contingency of $32 million. In addition, the recent strengthening of the US dollar has resulted in a forecast improvement in CAPEX, particularly in respect to the costs associated with South African and European supply. Approximately 20% of CAPEX has been either spent or ordered so as to fix pricing. The significant orders include major equipment and steel, including long lead order items such as the SAG and ball mills.

Summary of Production

Years	-2 & -1	1	2	3	4	5	6	7	8	9	10
Project phase:	Construction	Oxide		Supergene			Primary
Oxide Processing
Gold-Thousand ounces		418	443	39	See note below
Silver - Thousand ounces		517	887	132
Sulphide Processing
Copper- millions of pounds				154	169	181	73	40	40	43	49
Zinc- million of pounds							153	238	227	217	258

Note: The gold and silver produced from the supergene and primary is taken as a byproduct credit to copper and zinc.

Finance and Timing

Endeavour Financial is the project finance advisor for Bisha. Representatives of several banks and multilateral financial institutions have visited the site and an independent technical consultant (Micon International) has carried out third party due diligence on behalf of the interested financial institutions who are expected to provide project finance. Review was also carried out on behalf of the Government, prior to the grant of the mining license, by SRK of South Africa.

The Company has received finance commitments totaling $89 million for project finance from Industrial Development Corporation of South Africa (IDC) and appointed IDC as lead Banker to the project.  A number of other potential lenders have submitted indicative terms for the remaining funds required and the Company is in the process of evaluating these proposals. These additional lenders are at various stages of internal approvals and the Company will publicly release details of the finance group once the entire group of lenders has been established and commitments are in place.

Assuming a normal progression in closing the project finance, the Company anticipates commencement of production in 2010.

Management Restructuring

During the quarter the Company restructured its executive management team.  Cliff Davis, was appointed President and Chief Executive Officer, replacing Mr. John Clarke. Mr. Davis was previously the Company’s Chief Financial Officer. Mr. Clarke was appointed non-executive Vice Chair of the Board of Directors.

Trevor Moss was appointed as Executive Vice President with responsibility to oversee the development of the Bisha Project.  Mr. Moss, a qualified civil engineer, has project development experience gained over several years in the industry.

Peter Hardie, a Chartered Accountant who has been with the Company since early 2005, succeeded Mr. Davis as Chief Financial Officer.

Selected Quarterly Information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited):

	2008 3rd	2008 2nd	2008 1st	2007 4th
Revenue	$ -	$ -	$ -	$ -
Income (loss) from continuing operations	(843,221)	2,946,398	(1,120,906)	2,663,546
Loss from discontinued operations	-	(318,378)	(1,502,481)	(1,705,211)
Income (loss) for the period	(843,221)	2,628,020	(2,623,387)	958,335
Income (loss) per share from continuing operations (1)	(0.01)	0.02	(0.01)	0.03
Loss per share from discontinued operations	-	-	(0.01)	(0.02)
Income (loss) per share	$ (0.01)	$ 0.02	$ (0.02)	$ 0.01

	2007 3rd	2007 2nd	2007 1st	2006 4th
Revenue	$ -	$ -	$ -	$ -
Loss from continuing operations	(1,956,308)	(2,249,194)	$ (2,614,464)	(3,442,862)
Loss from discontinued operations	(2,696,468)	(2,461,649)	(976,284)	(87,254,181)
Loss for the period	(4,652,776)	(4,710,843)	(3,590,747)	(90,697,043)
Loss per share from continuing operations	(0.02)	(0.02)	(0.02)	(0.03)
Loss per share from discontinued operations	(0.02)	(0.02)	(0.01)	(0.82)
Loss per share	$ (0.04)	$ (0.04)	$ (0.03)	$ (0.85)

1

Each line of income (loss) per share information in the table is presented as basic and fully diluted

Results of Continuing Operations

When comparing the three and nine month periods ended September 30, 2008 with those of the prior year, the three largest variances arise from (1) the disposal of the Mali operations for a gain of $3,796,142 during May 2008, and the related operating items up to that date (refer to discussion of discontinued operations below); (2) the start of development of the Bisha project at January 1, 2008, resulting in the cessation of exploration costs; and (3) a decrease in stock based compensation expense due to decreases in the number of options granted and the stock price volatility used to value the compensation.

At the beginning of 2008, the Company decided to proceed with the development of the Bisha project and accordingly all costs related to the project have since been capitalized. Significant expenses that are embedded within general and administrative expenses in the interim consolidated statement of operations are as follows:

	Three months ended Sept 30		Nine months ended Sept 30
	2008	2007	2008	2007
Accounting and audit	84,300	102,367	312,771	404,801
Remuneration	307,396	255,455	972,573	753,194
Stock-based compensation	340,048	265,889	1,193,617	1,903,014

Accounting and audit fees decreased compared to the prior year as the sale of the Mali operations reduced the scope of accounting and audit work.  Remuneration costs increased for the three months and nine months ended September 30, 2008 compared to 2007 due to additional staff complement in Q3 2008 and due to foreign exchange differences as the majority of remuneration is denominated in Canadian dollars.  Stock based compensation increased compared to the same quarter in the prior year due to the grant of options in Q3 of 2008 versus Q4 of 2007.

Discontinued Operations and Sale of Mali Assets

During Q2 2008 the Company sold all of its interests in its Malian assets for $20,000,000 plus a 1% net smelter return royalty interest, for a gain on sale of $3,796,142.  During Q3 2007 the Company made a strategic decision to place the Tabakoto mine on care and maintenance and sell the Mali assets so as to concentrate its efforts on the Bisha Project.  The Tabakoto mine had incurred losses since it began production in May 2006 and had been a drain on cash. The total cash used by discontinued operations during 2008 was $3,080,078 (2007 - $11,200,179). The loss from discontinued operations during 2008 was $1,820,859 (2007 - $11,996,031).

Liquidity and Capital Resources

The Company’s cash at September 30, 2008 was $47.1 million (December 31, 2007 – $20.5 million).

In January 2008 the Company received $25 million related to the provisional payment on acquisition by ENAMCO of its contributing interest in Bisha and ENAMCO continues to fund its share of all costs of the Bisha project and has contributed $9.8 million to Bisha during 2008.

In May 2008 the Company received $20 million from the sale of its Mali assets. In July 2008 the Company also collected $3 million from PMI Gold Corporation related to the 2007 sale of its Ghana assets.

From these cash resources the Company has used $28.2 million (September 30, 2007 - $6.3 million) in its operating and investing activities to September 30, 2008. The Company has spent $26 million on the Bisha capital project and based on current estimates requires approximately $224 million to complete the project. These requirements are expected to be covered largely by project debt.

With the above sources of capital in place, and considering the revised capital cost of the Bisha project and expenditure to date, Nevsun should not be required to raise any further capital by way of equity issues. As mentioned above, and due to the robust nature of the Bisha Project payback, it is planned to have the majority of finance for Bisha supplied by traditional project debt, together with funding by ENAMCO.

Contractual Obligations

As of September 30, 2008 the Company had purchase commitments of $12 million and additional orders placed of $19 million for the Bisha project.  The Company’s subsidiary has arranged a letter of credit for $6 million related to the commitments for the purchase of the Ball and SAG mills, due in November 2009.

The Company also has an environmental bond on Bisha for $500,000 at a cost of 1% per annum.

In addition there is a potential liability for withholding taxes in Eritrea, estimated to be up to $1,300,000 as at September 30, 2008, details of which are explained in note 11 to the interim consolidated financial statements.

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements, except for the purchase price adjustment with ENAMCO (the State mining company) for the remainder of the purchase price for the 30% contributing interest. Refer to notes 3 and 9 to the interim consolidated financial statements for a description of the Company’s financial instruments and risk management, as well as for a description of the purchase price adjustment with ENAMCO.

Use of Financial Instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash. To minimize risk the funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency or currencies pegged to the United States dollar. An estimate of currency risk exposure as at September 30, 2008 is included in note 3 to the interim consolidated financial statements.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its property, plant and equipment and the value assigned to stock-based compensation expense. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company’s financial condition.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, the Company has assumed recent world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on reserve reports, a feasibility study and evaluations of the same by independent engineers on the Bisha property in Eritrea. All of these assumptions are potentially subject to change, out of the Company’s control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

Changes in Internal Control Over Financial Reporting

There were no material changes to the Company’s Internal Controls Over Financial Reporting during the quarter ended September 30, 2008.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Accounting Policy

Effective January 1, 2008 the Company adopted four new accounting standards issued by the Canadian Institute of Chartered Accountants: capital disclosures, inventories, assessing going concern, and financial instruments – disclosures and presentation.  A description of these standards and the impact of their adoption on the Company are discussed in note 2 to the unaudited interim consolidated financial statements, together with changes in accounting standards for adoption in future periods.

Risk Factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry. The risks below are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. If any of the following risks actually occur, the Company’s business, financial condition and operating results could be adversely affected.

Commodity price risk. The price of gold and other metals can and has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates, global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs, and governmental policies.

Development risk. Mineral property development is a speculative business and involves a high degree of risk.  The marketability of natural resources that may be acquired or discovered by the Company will be affected by numerous factors beyond its control.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Infrastructure risk.  Mining, processing and development activities depend, to some degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Reserve estimate risk.  The figures for reserves presented herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.  Market fluctuations in the price of mineral commodities or increases in the costs to recover minerals may render the mining of ore reserves uneconomical and require the Company to take a write-down of the asset or to discontinue development or production.  Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources.  The estimates are based on various assumptions relating to metal prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward or upward revision of current estimates.

Operating risk. Mining operations generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  The Company may become subject to liability for pollution, pit collapse or hazards against which it cannot insure or against which it may elect not to insure.  The payment of such liabilities may have a material, adverse effect on the Company’s financial position.

Ownership risk. There is no guarantee that title to the properties in which the Company has an interest will not be challenged or impugned.  Title to these properties may be affected by undetected defects.

Political risk. The Company’s material properties are located in Eritrea and may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, currency fluctuations and inflation, all or any of which may impede the Company’s activities or may result in the impairment or loss of part or all of the Company’s interest in the properties.

Funding risk. Additional future funds may be required for further development. Historically, the only sources for such funds has been the sale of equity capital and limited debt.  There is no assurance that sources of financing will be available on acceptable terms or at all.

Share price risk.  The market price of a publicly traded stock, particularly a junior resource issuer like the Company, is affected by many variables not directly related to the success of the Company, including the market for all junior resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investment.  The affect of these and other factors on the market price of the Common Shares on the exchanges in which the Company trades suggests that the Company’s shares will be volatile.  In the previous eight quarters, between October 1, 2006 and September 30, 2008, the Company’s shares traded in a range between Cdn $0.90 and Cdn $4.57.

Foreign operation risk.  The Company conducts operations through foreign subsidiaries with operations in Barbados and Eritrea, and substantially all of its assets are held in such entities.  Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently.  Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Currency risk. At present all of the Company’s activities are carried on outside of Canada and are subject to risks associated with fluctuations of the rate of exchange of foreign currencies.

Environmental risk. The Company’s operations are subject to environmental regulations promulgated by the government of Eritrea.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas that could result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is evolving in general in a manner that means standards and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments for projects carry a heightened degree of responsibility for companies, directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations.  The Company intends to fully comply with all environmental regulations in the countries in which the Company has operations and comply with prudent international standards.

Key executive risk.  The Company is dependent on the services of key executives.  Due to the relatively small size of the Company, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees may adversely affect its business and future operations.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of capital and operating costs, production, grades, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

“Cliff T. Davis”

Cliff T. Davis

President & CEO

November 13, 2008